Exhibit 21.1
Subsidiaries of Registrant

Subsidiary*	Entity Name	Jurisdiction of Incorporation	Name Under Which the Subsidiary Does Business
1	LPL Holdings, Inc.**	Massachusetts	LPL
2	PTC Holdings, Inc.**	Ohio	PTC
3	The Private Trust Company, N.A.	Ohio	PTC
4	LPL Financial LLC	California	LPL, LPL Financial
5	LPL Insurance Associates, Inc.	Delaware	LPL, LPL Financial
6	Fortigent Holdings Company, Inc.**	Maryland	Fortigent, LPL, LPL Financial
7	Fortigent, LLC	Maryland	Fortigent, LPL, LPL Financial
8	AW Subsidiary, Inc. **	Delaware	AW Subsidiary
9	AdvisoryWorld	California	AdvisoryWorld

* All subsidiaries are wholly owned, directly or indirectly, by the Registrant.
** Holding companies.